ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Routine announcements in the period from
14 June to 1 August 2012

Wednesday, 1 August 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 July 2012 consisted of 3,700,949,542 ordinary shares, of which 130,190,782 are held as treasury shares, leaving a balance of 3,570,758,760 shares with voting rights.

The figure of 3,570,758,760 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Amy Bailey
Company Secretarial Assistant
020 7004 3213

31 July 2012

National Grid plc (National Grid)
Notification of Changes in Directors’ Interests

—
Performance Share Plan – Partial Vesting of Awards

The Trustee of the National Grid Group Employee Share Trust confirmed, today, that the following awards made to Executive Directors under the National Grid Performance Share Plan 2002, in the 2009 operation of the Plan, have partially vested as follows:

June 2009 awards (adjusted for National Grid rights issue 2010)

Director	Original Award	Lapsed	Remaining vested
Steve Holliday	391,212	292,823	98,389
Tom King (ADSs)	54,403	40,720	13,683
Nick Winser	195,521	146,348	49,173

These awards were subject to a performance condition. However the performance condition was only satisfied at 25.15%, as confirmed at the 1 July 2012 performance conditions test, with the net balance of shares now held in the one year retention period before being released to participants on 25 June 2013.

The total share interests of the above directors, following these changes, are:

Steve Holliday	2,155,409

Tom King (ADSs)	260,445

Nick Winser	1,032,108

Contact: D C Forward, Assistant Secretary
0207 004 3226

Thursday, 26 July 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 32,315 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 26 July 2012 consists of 3,700,949,542 ordinary shares, of which 130,190,782 are held as treasury shares; leaving a balance of 3,570,758,760 shares with voting rights.

The figure of 3,570,758,760 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

20 July 2012

National Grid plc (National Grid)

 Directors’ Share Interests

Tom King, Executive Director, received confirmation late yesterday from his broker following the sale in the US on 17 July 2012 of 5,000 National Grid ADSs at $51.9049 per ADS, in order to rebalance his portfolio following the recent release of shares from a maturing share award. He retains a total interest in 301,165 National Grid plc ADSs after this event.

 —

Contact: D C Forward, Assistant Secretary
0207 004 3226

National Grid plc (National Grid)

Monday 16th July 2012

Notification of Major Interest in NG. Ordinary Shares

National Grid today received a further notification from Crescent Holding GmbH, over total return equity swaps.

The relevant transactions have been in place for a number of years and (as required by changes made to DTR5) were initially notified in June 2009.

This notification is merely as a result of the extension, on 13 July 2012, of the existing position, to 22 July 2013, over 149,414,285 National Grid plc ordinary shares (4.18% of the voting share capital). No threshold was crossed.

This notice is given in fulfillment of National Grid plc’s obligation under the DTR requirements.

National Grid plc (National Grid)

13 July 2012

Notification of Major Interest in National Grid Ordinary Shares

National Grid today received a notification on Form TR-1 from Capital Research and Management Company (‘CRMC’), dated 12 July, that its total interest in National Grid plc voting ordinary shares as at 11 July 2012 amounted to 11.0045% (392,941,481 shares). CRMC stated that it does not own shares of the companies it invests in for its own account and that the shares reported in the disclosure are owned by mutual funds under the discretionary investment management of CRMC.

This notice is given in fulfilment of National Grid’s obligations under the requirements of the Disclosure and Transparency Rules of the UK Financial Services Authority.

Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

10th July 2012

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,481 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on 9th July, at a price of 684 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP

Steven Holliday	18 Ordinary Shares

Andrew Bonfield	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest

Steven Holliday	2,448,232 Ordinary Shares

Andrew Bonfield	767,139 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

10 July 2012

National Grid plc (‘National Grid’ or ‘NGplc’)
and
National Grid Gas plc (NGG)
National Grid Electricity Transmission plc (NGET)
NGG Finance plc (NGGF)
National Grid USA (NGUSA)
British Transco International Finance BV (BTIF)

Annual Information Update for the 2011/12 financial year and information up to and including 9 July 2012

This Annual Information Update, which covers the period until the abolition of the ongoing requirement to publish such reports, is issued following the publication of the National Grid Annual Report and Accounts 2011/12 and contains information in respect of National Grid and the group entities headlined above as specified in this document.

It is required by and being made pursuant to Prospectus Rule 5.2 and Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this annual information update and the issuing Companies do not undertake any obligation to update any such information in the future. Furthermore such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied upon by any person.

Section A:

Announcements to the London Stock Exchange by National Grid plc and/or by other companies headlined, as indicated:

DATE	DETAILS
9.7.12	Voting rights and capital (transfer of shares from treasury)

4.7.12	National Grid Completes Sale of New Hampshire Distribution Companies

2.7.12	Voting rights and capital (end June issued share capital confirmed)

29.6.12	Director Share Interests- 2012 LTPP Award Grant

27.6.12	Director Share Interests- 2008 PSP Award Release

25.6.12	Voting rights and capital (transfer of shares from treasury)

22.6.12	Final Terms re National Grid USA’s issue of EUR 30m Floating Rate Instruments due June 2014- under NG USA Euro 4Bn MTN - published on RNS website.

21.6.12	Voting rights and capital (transfer of shares from treasury)

18.6.12	Directors’ share interests- Tom King

15.6.12	Directors’ share interests — Deferred Share Plan - 2012 Award

14.6.12	Voting rights and capital (transfer of shares from treasury)

12.6.12	Deferred Share Plan- 2009 Award Release

12.6.12	Publication of Annual Report and Accounts and Notice of AGM 2012

8.6.12	Scrip Dividend for 2011/12 Final Dividend

8.6.12	Directors Interests-Share Incentive Plan-monthly update

7.6.12	NGET Final Terms re GBP 400m 4 per cent. Instruments due June 2027 under NGplc and NGET Euro 15BN Euro MTN published on RNS website

1.6.12	Voting rights and capital (end May and issued share capital and 1 June Transfer)

22.5.12	Voting rights and capital (transfer of shares from treasury)

22.5.12	Director’s Share Interests- purchase by Chairman, Sir P Gershon

17.5.12	Results for the year ended 31 March 2012 -Also sent out in names of NGUSA, NGG, NGET, NGGF

11.5.12	Publication of updated RIIO-GD1 business plans for 2013-2021

9.5.12	Director’s Other Appointment — G Rose (Experian)

9.5.12	Directors Interests-Share Incentive Plan-monthly update

9.5.12	Voting rights and capital (transfer of shares from treasury)

1.5.12	Voting rights and capital (end April issued share capital confirmed)

30.4.12	Two National Grid USA Announcements:
- RE: National Grid files updated rate plans- Rhode Island; - RE: National Grid files updated rate plans- New York State.

26.4.12	Director’s Other Appointment — P Aiken (Aveva)

24.4.12	Voting rights and capital (transfer of shares from treasury)

20.4.12	Voting rights and capital (transfer of shares from treasury)

13.4.12	Voting rights and capital (transfer of shares from treasury)

12.4.12	Notification of Directors’ Interests on Appointment (Nora Brownell- ‘Nil return’)

11.4.12	Directors Interests-Share Incentive Plan-monthly update

10.4.12	Voting rights and capital (transfer of shares from treasury)

4.4.12	Board Appointment (New NED- Nora Brownell)

3.4.12	Voting rights and capital (transfer of shares from treasury)

2.4.12	Voting rights and capital (end March issued share capital confirmed)

12.3.12	Voting rights and capital (transfer of shares from treasury)

9.3.12	Publication of updated RIIO-T1 Business Plans for 2013-2021

8.3.12	Blocklisting Interim Review

8.3.12	Directors Interests-Share Incentive Plan-monthly update

2.3.12	Directors Share Interests- Purchases — Chairman, Paul Golby, Ruth Kelly

1.3.12	Voting rights and capital (end February issued share capital confirmed)

29.2.12	Voting rights and capital (transfer of shares from treasury)

27.2.12	Voting rights and capital (transfer of shares from treasury)

22.2.12	NGG Publication of Prospectus/Debt issue re Euro 10BN EMTN -NGG and NGGF (No 1) plc.

20.2.12	Voting rights and capital (transfer of shares from treasury)

16.2.12	NGET Repurchases £25m 1.692 per cent. RPI Linked instrument due 2056 for cancellation.

13.2.12	Notification of Major Interests in Shares — Capital Group 10%

13.2.12	Voting rights and capital (transfer of shares from treasury)

7.2.12	Directors Interests-Share Incentive Plan-monthly update

3.2.12	Notification of Directors’ Interests on Appointment- Paul Golby

1.2.12	Voting rights and capital (end January issued share capital confirmed)

31.1.12	National Grid plc- Board Appointment (NED- Paul Golby)

31.1.12	National Grid plc Interim Management Statement for the period 1 October 2011 to 30 January 2012

30.1.12	Voting rights and capital (transfer of shares from treasury)

23.1.12	Voting rights and capital (transfer of shares from treasury)

19.1.12	Director’s Interests (Steve Holliday) Exercise of Options (2002 Executive and Sharematch)

18.1.12	Directors Share Interests- Dividend- Reinvestments

18.1.12	Voting rights and capital (issue and allotment by NG plc and transfer of shares from treasury)

17.1.12	National Grid plc Scrip Dividend (notice of application of scrip dividend listing)

12.1.12	Voting rights and capital (transfer of shares from treasury)

9.1.12	Directors Interests-Share Incentive Plan-monthly update

3.1.12	Voting rights and capital (end December 2011 issued share capital confirmed plus transfer of shares from treasury)

16.12.11	Two releases New York regulatory commission approves deferral account recovery of $240 million; and Long Island Power Authority Management Services Agreement to end in December 2013.

15.12.11	UK Transmission regulatory price controls final proposals

12.12.11	Voting rights and capital (transfer of shares from treasury)

8.12.11	Voting rights and capital (transfer of shares from treasury)

8.12.11	Directors Interests-Share Incentive Plan-monthly update

7.12.11	Publication of RIIO-GD1 Business Plans for 2013-2021

7.12.11	Scrip Dividend for 2011/12 Interim Dividend

2.12.11	Directors’ Share Interests- Tom King Disposal

2.12.11	Voting rights and capital (transfer of shares from treasury)

1.12.11	Voting rights and capital (end November issued share capital confirmed)

30.11.11	Voting rights and capital (transfer of shares from treasury)

29.11.11	Performance Share Plan- November 2007 Award- Release

17.11.11
Final Terms re NGplc’s issue of £10m RPI-linked bonds due 2021 (to be consolidated and form a single series with the £272.5m RPI-linked bonds due 2021 issued on 6 October 2011 and increased on 21 October 2011) under NGplc Euro 15BN
EMTN

17.11.11	Half year report for the six months ended 30 September 2010 (unaudited). Also sent out in names of NGUSA, NGG, NGET, NGGF

14.11.11	Voting rights and capital (transfer of shares from treasury)

7.11.11	Directors Interests-Share Incentive Plan-monthly update

2.11.11	Voting rights and capital (transfer of shares from treasury)

1.11.11	Voting rights and capital (end October issued share capital confirmed)

24.10.11	Sale of Onstream metering business

21.10.11
Final Terms re NG plc’s issue of £12.5m RPI-linked bonds due 2021 (to be consolidated and form a single series with the £260m RPI-linked bonds due 2021 issued on 6 October 2011) under the NG plc Euro 15Bn EMTN

17.10.11	Voting rights and capital (transfer of shares from treasury)

11.10.11	Annual Report- Group Companies With Listed Debt

7.10.11	Directors Interests-Share Incentive Plan-monthly update

3.10.11	Voting rights and capital (end September issued share capital confirmed plus transfer of shares from treasury)

30.9.11
-Issue of Sterling-denominated RPI-linked Bonds due 2021 under Euro 15BN MTN
Programme. Final Terms Confirmation re Final Terms dated 13 Sept. 2011

-AND National Grid RPI Linked 10 year Sterling Bond — Close of Offer Period

29.9.11	Director Appointment- Ruth Kelly

26.9.11	National Grid plc Announces Sale of Seneca Upshur drilling business for $152.5 million

22.9.11	NGET release. Final Terms re issue of HKD 250m 3.30%. Instruments due September 2026 under the NGplc / NGET Euro 15Bn EMTN; published on RNS website.

21.9.11	Director’s Share Interests- Nick Winser Transfers shares to spouse.

19.9.11	Voting rights and capital (transfer of shares from treasury)

13.9.11
National Grid Launches RPI Linked 10 Year Sterling Retail Bond-
AND RNS/ PDF of the Final Terms re NG plc’s Sterling-denominated RPI-linked bonds due 2021 under the NG plc Euro 15Bn EMTN published on the RNS website.

7.9.11	Voting rights and capital (transfer of shares from treasury)

7.9.11	Directors Interests-Share Incentive Plan-monthly update

6.9.11	Blocklisting Interim Review

5.9.11	Voting rights and capital (transfer of shares from treasury)

1.9.11	Voting rights and capital (end August issued share capital confirmed)

23.8.11	Voting rights and capital (transfer of shares from treasury)

18.8.11	Directors Share Interests- Scrip Dividend- Reinvestments

17.8.11	Voting rights and capital (issue and allotment by NG plc)

16.8.11	National Grid plc Scrip Dividend (notice of application of scrip dividend listing)

9.8.11	Directors Interests-Share Incentive Plan-monthly update

8.8.11	Voting rights and capital (transfer of shares from treasury)

4.8.11	Publication of RIIO-T1 Business Plans for 2013-2021

2.8.11	National Grid plc (and NGET) 15BN Euro Medium Term Note Programme, RNS and Prospectus -website update

1.8.11	Director’s Interests on appointment- Sir Peter Gershon

1.8.11	Voting rights and capital (end July issued share capital confirmed)

29.7.11	Notification of Directors’ Interests- Long Term Performance Plan

26.7.11	Voting rights and capital (transfer of shares from treasury)

26.7.11	Directors Share Interests- Performance Share Plan- Lapse of Options

26.7.11	AGM Poll Results

25.7.11	Interim Management Statement- Period 1 April 2011 to 24 July 2011

15.7.11	Crescent Holdings Gmbh continuing interest at above 4%

11.7.11	Voting rights and capital (transfer of shares from treasury)

8.7.11	Directors Interests-Share Incentive Plan-monthly update

6.7.11	Annual Information update

6.7.11	Director’s Share Interests- Nick Winser

1.7.11	National Grid Appoints New Chairman

1.7.11	Voting rights and capital (end June issued share capital confirmed)

29.6.11	Voting rights and capital (transfer of shares from treasury)

29.6.11	Performance Share Plan 2007 Award Release

27.6.11	Voting rights and capital (transfer of shares from treasury)

22.6.11	Director’s External Appointment- G Rose

15.6.11	Directors’ share interests- Deferred Share Plan - 2008 Award released and 2011 Award

14.6.11	Voting rights and capital (transfer of shares from treasury)

13.6.11	Publication of Annual Report and Accounts and Notice of AGM 2011

8.6.11	Scrip Dividend for 2010/11 Final Dividend

7.6.11	Directors Interests-Share Incentive Plan-monthly update

3.6.11	Voting rights and capital (transfer of shares from treasury)

1.6.11	Voting rights and capital (end May issued share capital confirmed)

24.5.11	Voting rights and capital (transfer of shares from treasury)

20.5.11	NGUSA Supplementary Prospectus-4Bn Euro Medium Term Note Programme dated 20.12.2010

19.5.11	Results for the year ended 31 March 2011 (Also sent out in names of NGUSA, NGG, NGET, NGGF)

13.5.11	NGET Debt repurchase: £46.615m of £75m 5% instruments due March35’ for cancellation

9.5.11	Directors Interests-Share Incentive Plan-monthly update

9.5.11	Voting rights and capital (transfer of shares from treasury)

5.5.11	Voting rights and capital (transfer of shares from treasury)

3.5.11	Voting rights and capital (end April issued share capital confirmed)

27.4.11	Voting rights and capital (transfer of shares from treasury)

13.4.11	Notification of Major Interests in Shares — Norges Bank 2.99%

12.4.11	Voting rights and capital (transfer of shares from treasury)

8.4.11	Directors Interests-Share Incentive Plan-monthly update

7.4.11	Conclusion of independent review of US cost allocation

6.4.11	Notification of Major Interests in Shares — Norges Bank 3.01%

6.4.11	Performance Share Plan — Lapse of Awards

4.4.11	Voting rights and capital (transfer of shares from treasury)

1.4.11	Voting rights and capital (end March issued share capital confirmed)

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Section B:

Filings at UK Companies House by National Grid plc- the listed group holding entity:

During the period from 1 April 2011 to 9 July 2012, National Grid plc made the following filings:

Forms CH01 — Director change of particulars — Mr Steven Holliday
Annual Returns (5.4.11 and 5.4.12).
Forms SH04 — Transfers of repurchased shares; from Treasury to Sharescheme participants or Trustee.
Annual Report and Accounts 2010/11 (21.07.11) and 2011/12 (15.06.12).
Filing of general meeting resolutions passed for 2011 (03.08.11).
Forms TM01 — Director resignations (31.03.11 — Mark Fairbairn, 26.07.11 — John Allan, 03.01.12 - Thomas Parker).
Forms AP01 — Director appointments (05.08.11 — Sir Peter Gershon, 06.10.11 — Ruth Kelly, 08.02.12 - Paul Golby, 01.06.12 — Nora Mead Brownell).
Forms SH01 — Allotment of shares for Scrip (18.08.11 and 18.01.12)

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Section C:

Filings with the US Securities and Exchange Commission (the ‘SEC’)

National Grid plc Form 6-K dated 5.7.12
National Grid plc Forms 11-K dated 27.6.12
National Grid plc Form 6-K dated 14.6.12
National Grid plc Form 6-K dated 12.6.12
National Grid plc Form 20-F dated 12.6.12 for the fiscal year ended March 31, 2012
National Grid plc Form 6-K dated 8.6.12
National Grid plc Form 6-K dated 17.5.12
National Grid plc Form 6-K dated 24.4.12
National Grid plc Form 6-K dated 4.4.12
National Grid plc Form 6-K dated 24.2.12
National Grid plc Form SC 13G/A dated 13.2.12
National Grid plc Form SC 13G dated 10.2.12
National Grid plc Forms 6-K dated 31.1.12
National Grid plc Form 6-K dated 17.1.12
National Grid plc Form 6-K dated 4.1.12
National Grid plc Forms 6-K dated 16.12.11
National Grid plc Form 6-K dated 15.12.11
National Grid plc Forms 6-K dated 7.12.11
National Grid plc Form F-6EF dated 18.11.11
National Grid plc Form 6-K dated 17.11.11
National Grid plc Form 6-K dated 14.11.11
National Grid plc Form 6-K dated 24.10.11
National Grid plc Form 6-K dated 30.9.11
National Grid plc Form 6-K dated 29.9.11
National Grid plc Form 6-K dated 26.9.11
National Grid plc Form 6-K dated 16.8.11
National Grid plc Form 6-K dated 4.8.11
National Grid plc Form S-8 dated 28.7.11
National Grid plc Form 6-K dated 26.7.11
National Grid plc Form 6-K dated 25.7.11
National Grid plc Form 6-K dated 1.7.11
National Grid plc Forms 11-K dated 29.6.11
National Grid plc Form 6-K dated 17.6.11
National Grid plc Form 6-K dated 13.6.11
National Grid plc Form 20-F dated 13.6.11 for the fiscal year ended March 31, 2011
National Grid plc Form 6-K dated 8.6.11
National Grid plc Form 6-K dated 19.5.11
National Grid plc Form 6-K dated 5.5.11
National Grid plc Form 6-K dated 7.4.11

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Section D:

Documents submitted to the National Storage Mechanism (NSM) at www.Hemscott.com/nsm.do and before that the UKLA document viewing facility.

12.06.12	National Grid plc Annual Report and Accounts and Notice of AGM 2012

12.06.12	Amended Articles of Association of National Grid plc — to be amended 30 July 2012

11.10.11	Publication of Annual Report and Accounts- Group Companies With Listed Debt

26.07.11	National Grid plc — AGM Poll Results

13.06.11	National Grid plc Annual Report and Accounts and Notice of AGM 2011

Note: Alternatively, detailed information may also be obtained from the London Stock Exchange (Section A information) or UK Companies House (Section B information) or the US Securities and Exchange Commission (Section C information) or the National Storage Mechanism (Section D information) as appropriate.

Megan Barnes
Company Secretarial Assistant
020 7004 3325

Total Voting Rights

Monday, 9 July 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 23,642 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 9 July 2012 consists of 3,700,949,542 ordinary shares, of which 130,223,097 are held as treasury shares; leaving a balance of 3,570,726,445 shares with voting rights.

The figure of 3,570,726,445 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

Monday, 2 July 2012

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital at 30 June 2012 consisted of 3,700,949,542 ordinary shares, of which 130,246,739 are held as treasury shares, leaving a balance of 3,570,702,803 shares with voting rights.

The figure of 3,570,702,803 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Amy Bailey
Company Secretarial Assistant
020 7004 3213

29th June 2012

National Grid plc (‘National Grid or the Company’ )

Notification of Directors’ Interests

Long Term Performance Plan

Today, National Grid received a notification from ACS HR Solutions UK Limited, as Administrator of the National Grid Long Term Performance Plan. The following Executive Directors were granted an award of shares on 28 June 2012 in National Grid plc (the ‘Shares’) under the National Grid Long Term Performance Plan, calculated by reference to a share price of 668.2456p and an ADS price of $51.9094. The extent to which awards will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, 75% of the shares will vest in June 2015 and the remaining 25% will vest in July 2016 and shares will be transferred to participants net of deductions.

	Director	Number of Shares/ADSs*
1.	Steve Holliday	336,702
2.	Andrew Bonfield	213,095
3.	Nick Winser	163,412
4.	Tom King	44,616*

—

The total share interests of the above Directors, following these changes, are:

	Director	Number of Shares/ADSs
1.	Steve Holliday	2,448,214
2.	Andrew Bonfield	767,121
3.	Nick Winser	1,178,456
4.	Tom King	306,165*

Contact: Robin Kerner, Assistant Secretary (020 7004 3223)

27 June 2012

National Grid plc (National Grid)

Notification of Directors’ Interests

Performance Share Plan-2008 Award Release

Today, the Trustee of the National Grid Group Employee Share Trust (ACS HR Solutions Share Plan Services (Guernsey) Limited) confirmed that the 2008 awards made to certain Executive Directors under the National Grid Performance Share Plan were released following completion of the retention period on 25 June 2012, in accordance with the plan rules. The number of shares disclosed below that have been transferred to participants by the Trustee are net of shares sold to cover statutory deductions.

Director	Number of Shares/ADSs*
Steve Holliday	75,030
Nick Winser	37,498
Tom King	12,639	*

The total share interests of the above directors, following these changes, are:

Director	Number of Shares
Steven Holliday	2,111,512
Nick Winser	1,015,044
Tom King	261,549	*

Contact:

Robin Kerner,
Assistant Secretary-
Share Schemes
(0207 004 3223)

Total Voting Rights

Monday, 25 June 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 33,424 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 25 June 2012 consists of 3,700,949,542 ordinary shares, of which 130,246,739 are held as treasury shares; leaving a balance of 3,570,702,803 shares with voting rights.

The figure of 3,570,702,803 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

Total Voting Rights

Thursday, 21 June 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 1,185,500 shares held in treasury were transferred to share plan trustees. Following this change, National Grid’s registered capital from 21 June 2012 consists of 3,700,949,542 ordinary shares, of which 130,280,163 are held as treasury shares; leaving a balance of 3,570,669,379 shares with voting rights.

The figure of 3,570,669,379 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

Monday 18 June 2012

National Grid plc (National Grid)

Directors’ Share Interests

Tom King, Executive Director, received confirmation on Friday from his broker following the sale in the US on 13 June 2012 of a total of 4,000 National Grid ADSs at $51.13 per share, in order to rebalance his portfolio following the recent release of shares from a maturing share award. He retains a total interest in 267,067 National Grid plc ADSs after this event.

 —

Contact: D C Forward, Assistant Secretary
0207 004 3226

15 June 2012

National Grid plc (National Grid)

Notification of Directors’ Interests

Deferred Share Plan- 2012 Award

Today (15 June 2012) National Grid received a notification from ACS HR Solutions UK Limited, as Administrator of the National Grid Deferred Share Plan. The following Executive Directors were granted an award of Ordinary shares in National Grid (the ‘Shares’) or American Depositary Shares (ADSs) under the Plan on Thursday 14 June 2012, calculated by reference to a share price of 658.47p or an ADS price of $51.2887. The awards will vest on the third anniversary of the date of grant (June 2015). The shares will be transferred to participants net of deductions as soon as practicable thereafter.

Awards to the Executive Directors are as follows:

Director	Number of ADSs
Tom King	11,332

Number of Shares
Andrew Bonfield	55,150
Steve Holliday	75,933
Nick Wisner	39,682

The total share interests of the above directors, following these changes, are:

Director	Number of shares/ADSs
Tom King	271,067 ADSs
Andrew Bonfield	554,026
Steve Holliday	2,193,135
Nick Winser	1,055,838

Contact: D C Forward,
Assistant Secretary
(0207 004 3226)

Total Voting Rights

Thursday, 14 June 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today 28,563 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 14 June 2012 consists of 3,700,949,542 ordinary shares, of which 131,465,663 are held as treasury shares; leaving a balance of 3,569,483,879 shares with voting rights.

The figure of 3,569,483,879 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213